                                              February 16, 2010

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                            Re:  Prudential Investment Portfolios 9
                                             Prudential Large-Cap Core Equity Fund
                             (File No. 811-09101 (the “Fund”)
                          Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on January 21, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment: On the front cover of the prospectus, the table identifying the ticker symbols for each of the Fund’s share classes does not disclose ticker symbols for all of the Fund’s share classes, as required.

Response:  Several of the share classes offered by the Fund do not have ticker symbols, and as a result, these share classes have been omitted from the front cover ticker symbol table.

Comment:  In the Statement of Additional Information (SAI), the introductory portion of the section entitled “Investment Risks and Considerations” refers to another fund which is not discussed in the SAI or prospectus.

Response:  The reference to the other fund is erroneous and has been deleted.

Comment:  In the SAI, in the discussion of portfolio manager compensation policies, the disclosure suggests that the incentive compensation paid to portfolio managers is not dependent on, or determined by, the specific performance of the fund(s)/ account(s) that a given portfolio manager manages.  Please confirm.

Response:  Confirmed.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)